UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2014

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Deputy President / Group CFO

January 17, 2014

Company Name: Mizuho Financial Group, Inc.

Representative: Yasuhiro Sato, President and CEO

Address: 1-5-5, Otemachi, Chiyoda-ku, Tokyo

Security Code: 8411 (Tokyo Stock Exchange 1st Section)

Company Name: Mizuho Bank, Ltd.

Representative: Yasuhiro Sato, President and CEO

Address: 1-3-3, Marunouchi, Chiyoda-ku, Tokyo

Submission of Business Improvement Plan

Mizuho Financial Group, Inc. (MHFG; Yasuhiro Sato, President and CEO;) and Mizuho Bank, Ltd. (MHBK; Yasuhiro Sato, President and CEO) today submitted a business improvement plan to the Japanese Financial Services Agency based on the business improvement order (No. 2784) that we received on December 26, 2013.

MHFG and MHBK would like to take this opportunity to express our most sincere apologies to our valued customers, shareholders and other stakeholders for the inconvenience and concern that we have caused in relation to this business improvement order.

The business improvement plan submitted today takes into consideration the business improvement plan already submitted on October 28, 2013 based on business improvement order (No. 2094) dated September 27, 2013, including subsequent progress, amendments based on the current administrative order and additional countermeasures.

We intend to regain trust from our customers, shareholders and the wider society by thoroughly implementing this business improvement plan. We will also enhance our framework to eliminate anti-social elements and fulfill our responsibility to society.

As we have announced previously, MHFG is considering establishing a strong governance system and strengthening our crisis management capabilities toward further enhancement of group governance. We will create an advanced management framework, which will lead to the growth of Mizuho through our contribution to customers, the economy and society.

Please refer to the attachment for an overview of the business improvement plan and our handling of persons involved in this incident.

Contact:

Mizuho Financial Group, Inc.

Corporate Communications Division

Public Relations Department

Tel. 81-3-5224-2026

Attachment 1.

(Note 1) [    ] means implementation deadline

I.	Main improvement measures to be implemented during the four-party captive loan suspension period (MHBK)

1.	Study sessions for executive and employees

We will invite external specialists to conduct study sessions for all executives and employees who are involved in the four-party captive loan scheme to ensure adherence to frameworks for elimination of transactions with anti-social elements.

As we will thoroughly implement the business improvement measures, training regarding initial instruction and relevant communication at the initial response to discovery of anti-social transactions will be conducted to confirm effectiveness and to enhance business operations of the four-party captive loan scheme.

[February 2014]

2.	Study sessions for group companies

From the viewpoint of enhancing our framework for the elimination of transactions with anti-social elements, the same training outlined above will be implemented for relevant parties of the four-party captive loan scheme such as executives and employees of Orient Corporation (Orico) and Mizuho Trust & Banking Co., Ltd.

For core group companies and their subsidiaries not involved in the four-party captive loan scheme, the content of the business improvement plan will be thoroughly communicated for awareness to enhance the anti-social element elimination framework. [February 2014]

II.	State of progress of the business improvement plan dated October 28, 2013 [MHBK]

We have made progress of the business improvement plan dated October 28, 2013 as follows:

1.	Measures to improve and address elimination of transactions with anti-social elements in the four-party captive loan scheme

(1)	Response to transactions with anti-social elements.

[Completed]

(2)	Strengthening of entry checks for anti-social elements.

[Completed]

Additional improvement of entry checks for anti-social elements has been completed by using the most up-to-date information held by MHBK and through systemization.

[Completed November 2013]

(3)	Strengthening post-execution checks for anti-social elements.

[Completed]

(4)	Considering introduction of a clause to exclude anti-social elements in loan agreements used in the Captive Loan Scheme

Under the basic contract between MHBK and Orico for the Captive Loan Scheme, it is possible for MHBK to seek execution of guarantees in the event transactions involving anti-social elements are detected and for Orico to then aim to terminate such transactions based on clauses excluding anti-social elements. We decided to introduce a clause to exclude anti-social elements into loan agreements used in the captive loan scheme from the perspective of ensuring management of anti-social elements that is equivalent to other MHBK claims.

[Completed December 2013]

(5)	Proactive participation in enhancement of Orico’s framework for collection of claims involving anti-social elements

We established the Captive Loan Anti-social Elements Elimination Committee as a framework to cooperate with Orico in considering and promoting sophistication of measures to eliminate transactions with anti-social elements.

[Completed November 2013]

2.	Establishment of measures to comply with laws regarding elimination of transactions with anti-social elements

(1)	Strengthening frameworks to eliminate transactions with anti-social elements reflecting social changes

(i)	Review of the Compliance Group

A)	Reorganization of the Compliance Division

As various risks become increasingly sophisticated and expectations of society strengthen, we have reorganized the functions of the Compliance Division in order to respond in even more detail than we have to date.

Particularly in relation to crisis management and individual and urgent response functions, a new division responsible for elimination of transactions with anti-social elements has been created by elevating the status of the existing department to a division. [Completed November 2013]

The division’s planning functions for severing relationships with anti-social elements will be enhanced, and personnel will be increased for effective monitoring of products and services, research on latest trends, collection of specialized information, and collaboration with law enforcement headquarters throughout Japan and external specialists such as lawyers that specialize in anti-social elements, in order to accelerate efforts to eliminate transactions with anti-social elements.

B)	Deployment of a Deputy President as Chief Compliance Officer

[Completed]

(ii)	Strengthening governance toward elimination of transactions with anti-social elements

A)	Establishment of a specialized committee (Anti-social Elements Elimination Committee)

Until now, matters related to anti-social elements have been discussed and decided in the Compliance Committee as a critical compliance item. We have established the separate Anti-social Elements Elimination Committee, chaired by the President and CEO, which is responsible for items related to addressing anti-social elements from the perspective of further strengthening our response.

The Anti-social Elements Elimination Committee will ascertain sensitive changes in social attitudes, conduct appropriate debate and adjustments toward building robust measures, and provide objective opinions and suggestions from a third-party perspective. As a specialist with actual experience in dealing with elimination of anti-social elements, we have invited Mr. Kenso Kono, attorney, as a special committee member. [Completed November 2013]

Various follow-up of measures related to anti-social element elimination will be promoted from this committee.

B)	Initiatives to ensure effective debate in the Anti-social Elements Elimination Committee

We have clarified operational rules for the new Anti-social Elements Elimination Committee and for the Compliance Committee to improve the effectiveness of debate, such as distribution of materials prior to meetings, detailed descriptions and explanations of the issues and key points in the materials, and securing sufficient time for debate and reporting depending on content.

[Completed November 2013]

C)	Appointment of an external director to the Board of Directors

From the perspective of increasing management transparency and further enhancing compliance, Mr. Tatsuo Kainaka, ex-supreme court judge and attorney, who is a specialist in compliance, governance and crisis management, was invited as an external director.

[Completed November 2013]

D)	Strengthening of management reporting and contact structure regarding information on anti-social elements

In order to ensure continuous reporting of important matters related to our response to anti-social elements to the management, we strengthened the reporting and contact structure for management reporting by clarifying details (including items for approval) that must be reported to the Compliance Committee, the Anti-social Elements Elimination Committee and the President and CEO through the establishment of procedures.

Further, we clarified procedures for prompt reporting to the members of the newly established Anti-social Element Elimination Committee via email or other appropriate means whenever credit transactions with anti-social elements are identified.

[Completed November 2013]

(2)	Improvement in executive and employee awareness regarding severing ties with anti-social elements

(i)	Improvement in executive awareness regarding eliminating transactions with anti-social elements

We will establish an independent compliance training topic regarding the elimination of anti-social elements. We will improve the awareness of executives by providing thorough information on MHBK’s policy as well as social and law-enforcement trends.

[First session held January 2014]

(ii)	Improvement in employee awareness regarding severing ties with anti-social elements

A)	Targeted training for general managers regarding elimination of anti-social elements

We have conducted targeted training for general managers regarding elimination of anti-social elements including MHBK’s policy on severing ties with anti-social elements, key points when developing products and services, and the importance of cooperating with specialist divisions.

[Completed December 2013]

B)	Enhancement of compliance training regarding elimination of anti-social elements

We have enhanced the content of compliance training on anti-social element elimination and implemented training for personnel in the head office and marketing offices.

[Completed November 2013]

C)	Further strengthening of cooperation between the Compliance Group and law enforcement agencies, other related bodies, and legal professionals

The Compliance Group has maintained close relationships with law enforcement agencies, other related bodies and legal professionals, and received various guidance and advice regarding elimination of transactions with anti-social elements to date; however, from the perspective of strengthening development of timely countermeasures based on environmental changes, we have further strengthened our day-to-day exchange of information with specialists such as law enforcement agencies, other related bodies and legal professionals.

Further, we have conducted training sessions with these kinds of specialists as lecturers including examples of the most recent cases, sharing of information with law enforcement agencies, and trends in other industries. [Completed December 2013]

(3)	Strengthening frameworks for eliminating transactions with anti-social elements for products and services

(i)	Comprehensive review of credit products

[Completed]

(ii)	Strengthening of measures to eliminate transactions with anti-social elements when considering new products

[Completed]

(4)	Considering follow-up structures for compliance programs and business plans

We have established effective operational rules to ensure no omissions in setting of topics in our structures for continuous management and follow-up of organizational issues in our compliance programs and business planning.

[Completed December 2013]

(5)	Improving corporate culture

(i)	Improving awareness by revising the Mizuho Code of Conduct

Based on the increasing expectations of society in relation to severing ties with anti-social elements, we have revised the Mizuho Code of Conduct and conducted a further clarification both internally and externally of MHBK’s approach toward severing ties with anti-social elements, and we aimed to further improve awareness among all executives and employees.

[Completed December 2013]

(ii)	Promotion of continued actions in cooperation with the One MIZUHO Promotion Project Team*

•	We have commenced discussion sessions with senior management at all head office divisions and marketing offices. [Completed]

•	We have been holding off-site meetings for general managers of head office divisions and marketing offices. [Initiated November 2013]

*	The One MIZUHO Promotion Project Team was established to promote actions to disseminate the medium-term business plan and Mizuho corporate philosophy throughout the group toward realization of the Mizuho group vision.

3.	Establishment of checks and balances in relation to FSA inspections etc.

(1)	Establishment of double-checking frameworks for important reports in the head office

We have held general managers meetings and instructed to reconfirm evidence such as past documentation and that an appropriate reconfirmation process has been conducted when filing reports related to important facts to respond to Financial Services Agency inspections etc., and making important reports to administrative agencies. We have established a manual to be thorough in ensuring reconfirmation processes.

[Completed November 2013]

4.	Measures to enhance and strengthen internal auditing functions

(1)	Strengthening of consideration frameworks in relation to findings and recommendations for improvement

[Completed]

(2)	Penetration of cooperative efforts toward internal audit

From the perspective of conducting more effective audits through the Internal Audit Group, we thoroughly confirmed the obligation to respond cooperatively to internal audits at the head office general managers’ meeting to improve awareness and ensure an appropriate response by divisions being audited when requested to disclose documents, etc., by the Internal Audit Division.

[Completed November 2013]

(3)	Increasing the awareness of audit members

We have established and revised internal audit manuals and implemented training sessions to clarify the audit process and aim to improve the awareness of each and every member of the audit team regarding our stance toward eliminating anti-social elements and the key points in this audit process.

[Completed November 2013]

III.	Other Key Improvement Measures

¶ means newly developed improvement measures.

1.	MHBK

(1)	Establishment of operations manuals for meetings ¶

To enable effective operations and functions of meeting bodies that discuss important items and to improve the quality and volume of the information distributed at meetings, we have established or revised enhanced meeting manuals for the Board of Directors, Executive Management Committee, Business Policy Committees and committees under organization rules.

[Completed December 2013]

In order to further enhance effective operations, we will revise this as necessary. [March 2014]

(2)	Evaluating sufficiency of frameworks for managing anti-social elements in existing products and services, including companies under group business management ¶

We have inspected the status of implementation of entry and post-execution checks on products and services other than credit transactions for both MHBK and companies under the business management of MHBK. We have evaluated the efficiency of the framework for elimination of anti-social elements by thoroughly analyzing the results of these inspections, including whether it is necessary to revise the scope of entry and post-execution checks.

[March 2014]

2.	MHFG

(1)	Establishment of operations manuals for meetings. ¶

To enable effective operations and functions of meeting bodies that discuss important matters regarding group business management and to improve quality and volume of the information distributed at meetings, we have established or revised enhanced meeting manuals for the Board of Directors, Executive Management Committee, Business Policy Committees, Group Strategy Conferences and committees under organization rules.

[Completed December 2013]

In order to further enhance effective operations, we will revise this as necessary. [March 2014]

(2)	Revision of administrative guidelines for Detailed Rules for the Basic Policy for Compliance (anti-social force-related)

We have revised the administrative guidelines to clarify determination criteria related to the appropriate timing of reporting relevant to elimination of transactions with anti-social elements, clarified and unified reporting items and reporting cycles for group companies, and established rules stipulating prompt reporting to top management when transactions with anti-social elements are identified. [Completed November 2013]

(3)	Creation of mechanisms for following up on compliance issues¶

We have established effective operational rules to ensure that compliance issues are managed and followed up continuously, making certain that no agenda items are leaked or omitted. [Completed December 2013]

We will establish rules for confirmation of the necessity to apply risk events found at subsidiaries to other group companies by each MHFG division responsible for risk management to further enhance the business management functions of MHFG in its capacity as a holding company. [January 2014]

(4)	Establishment of a specialized committee (Anti-social Element Elimination Committee) in MHFG

We have established the Anti-social Elements Elimination Committee to perform monitoring of products and services on a group-wide basis, research the latest trends in industries, collect specialized information and provide recommendations from the perspective of collaborative efforts to sever ties with anti-social elements. [Completed November 2013]

Various policy enforcement and follow-up items related to anti-social force elimination will be promoted from this committee on a group-wide basis.

(5)	Group-wide inspections regarding the status of management related to transactions with anti-social elements

From the perspective of further enhancing subsidiary guidance in its capacity as a holding company, MHFG has instructed all subsidiaries to perform inspections regarding the status of management related to transactions with anti-social elements. [Completed December 2013]

IV.	Actions to Further Improve Group Governance

1.	Consideration of expanding advisory bodies to the Board of Directors

As part of our efforts to secure strong governance announced on December 26, 2013, we are considering and making preparations to establish committees on a discretionary basis, in addition to prepare for transformation to a company with committees, provided that such plans are approved at the general meeting of shareholders.

2.	Strengthening Crisis Management Capabilities

As announced on December 26, 2013, we will establish a designated organization for crisis management in both MHFG and MHBK in order to strengthen our ability to respond to emergency situations or event of emergency in order to improve our ability to detect signs and indication of crises in advance. Further, we will take actions to strengthen the group’s ability to respond to crises through involving external experts by establishing a special sub-committee at MHFG Business Continuity Management Committee.

(For Reference)

MHFG has made progress of the business improvement measures dated on October 28, 2013 as follows:

1.	Strengthening frameworks to eliminate transactions with anti-social elements reflecting social changes

(1)	Review of the Compliance Group

(i)	Reorganization of the Compliance Division. [Completed]

(ii)	Deployment of a Deputy President as Chief Compliance Office. [Completed]

(2)	Strengthening governance toward elimination of transactions with anti-social elements

(i)	Establishment of a specialized committee (the Anti-social Elements Elimination Committee). [Refer to III. 2. (4)]

(ii)	Initiatives to ensure effective debate in the Anti-social Elements Elimination Committee. [Completed]

(3)	Appointment of an external director to the Board of Directors

As part of efforts to secure strong governance announced on December 26, 2013, we are considering and making preparations to invite an external director with special knowledge and strong experience in corporate governance, legal compliance and crisis management.

(4)	Strengthening of management reporting and contact structure regarding information on anti-social elements. [Completed]

2.	Further improvement in awareness regarding severing ties with anti-social elements

(1)	Enriching compliance training. [Completed]

3.	Improving corporate culture

(1)	Improving awareness by revising the Mizuho Code of Conduct. [Completed]

(2)	Promotion of continued actions in cooperation with the One MIZUHO Promotion Project Team. [Completed]

V.	Clarification of where responsibility lies

MHFG and MHBK take the findings of the recent inspection by the Japanese Financial Services Agency extremely seriously and have considered penalties for executives. Additional penalties will be enforced based on the administrative order on December 26, 2013 by the Japanese Financial Services Agency, as well as management responsibility clarified as set out in Attachment 2.

Penalties other than those set out in the attached have not been changed since their release on December 26, 2013.

Attachment 2.

Additional Penalties for Management

Mizuho Financial Group, Inc. (MHFG) and Mizuho Bank, Ltd. (MHBK) take the findings of the recent inspection by the Japanese Financial Services Agency extremely seriously and have considered penalties for executives. Pursuant to article 52-33, paragraph 1 and article 26, paragraph 1 of the Banking Act, we hereby notify that additional penalties as set out below will be enforced based on the administrative order dated December 26, 2013 from the Financial Services Agency.

We will impose additional penalties on these individuals based on a comprehensive consideration of their degree of involvement and level of responsibility, including roles delegated, areas of responsibility and length of time of involvement, during the period from making the policy decision to convert Orient Corporation into an equity method affiliate to the administrative order.

We have not changed penalties other than those set out below since their release on October 28, 2013.

I.	Management Changes

Mr. Takashi Tsukamoto, Chairman of MHFG	Retired (Effective as of March 31, 2014)

II.	Reduction of Management Compensation

1.	Reduction of Compensation for Senior Management

Penalized Individuals	After Changes	Before Changes

President and CEO of MHFG and President and CEO of MHBK	100% of one month’s compensation × 12 months	100% of one month’s compensation × 6 months

2.	Reduction of Compensation for Executive Officers Involved

Penalized Individuals	After Changes	Before Changes

Executive Officers in charge of Compliance Group or General Managers of Compliance Division	Maximum 50%(*1) of one month’s compensation × 1-6 months	Maximum 40% of one month’s compensation × 1-6 months

Executive Officers in charge of Personal Banking Unit or General Managers of Personal Banking Coordination Division	Maximum 20 % to 30% of one month’s compensation × 3 months	Maximum 20% of one month’s compensation × 3 months

Executive Officers in charge of Strategic Planning Group	Maximum 20% to 50% of one month’s compensation × 3 months	Maximum 10% to 20% of one month’s compensation × 3 months

Executive Officers in charge of business management of Orient Corporation or General Managers in charge of business management of Orient Corporation	Maximum 10% of one month’s compensation × 3 months	—

Members of the Committee for Improvement of Captive Loan Business (*2) and the Committee for Improvement of Business against Transactions with Anti-social Elements	Maximum 30% of one month’s compensation × 1 month	—

(*1)	The individuals to be penalized at maximum 50% resigned as of November 1, 2013
(*2)	Excluding members in charge of customer services

3.	Other Items related to the Reduction of Compensation

•	If an individual held multiple roles that are subject to reduction of compensation during the applicable period, we will increase the penalty as necessary.

•	Executive officers who have been in charge of the applicable businesses for a period of over six months will be subject to the penalty. (However, Chief Compliance Officers, General Managers of Compliance Division, members of the Committee for Improvement of Captive Loan Business and members of the Committee for Improvement of Business against Transactions with Anti-social Elements will be subject to the penalty even if they are in charge of the applicable business for less than six months.)